                                                                      EXHIBIT 12

                            STEWART ENTERPRISES, INC.
                                AND SUBSIDIARIES

                CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
                             (DOLLARS IN THOUSANDS)
                                   (UNAUDITED)



                                                                                                                        SIX MONTHS
                                                                          YEARS ENDED OCTOBER 31,                         ENDED
                                              -----------------------------------------------------------------------   APRIL 30,
                                                  1997          1998           1999          2000          2001           2002
                                              -----------    -----------   -----------   ---------    ---------------   ----------
Earnings (loss) from operations
  before income taxes .....................   $ 106,477(2)   $  64,964(3)  $ 142,551(4)  $ 105,187    $(187,181)(5)(6)  $  41,213

Fixed charges:
    Interest charges(1) ...................      38,031         44,107        55,543        62,748       64,235            33,068
    Interest portion of lease expense .....       2,181          2,814         2,859         3,379        2,882             1,177
                                              ---------      ---------     ---------     ---------    ---------         ---------
Total fixed charges .......................      40,212         46,921        58,402        66,127       67,117            34,245

Earnings (loss) from operations before
  income taxes and fixed charges, less
  capitalized interest ....................   $ 146,689(2)   $ 111,599(3)  $ 200,118(4)  $ 169,960    $(120,727)(5)(6)  $  75,219
                                              =========      =========     =========     =========    =========         =========

Ratio of earnings to fixed charges ........        3.65(2)        2.38(3)       3.43(4)       2.57           --(5)(6)        2.20
                                              =========      =========     =========     =========    =========         =========

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(1)    Includes capitalized interest expense of $0, $286, $835, $1,354, $663 and
       $239 for 1997, 1998, 1999, 2000, 2001 and the six months ended April 30,
       2002, respectively.

(2) Excludes cumulative effect of change in accounting principles of $2,324 (net of a $2,230 income tax benefit).

(3) Includes a nonrecurring, noncash charge of $76,762 recorded in connection with the vesting of the Company's performance-based stock options. Excluding the charge, the Company's ratio of earnings to fixed charges for fiscal year 1998 would have been 4.01.

(4) Excludes cumulative effect of change in accounting principle of $50,101 (net of a $28,798 income tax benefit).

(5) Excludes extraordinary item of $5,472 (net of a $3,648 income tax benefit) and the cumulative effect of change in accounting principles of $250,004 (net of a $166,669 income tax benefit).

(6) Includes a nonrecurring, noncash charge of $269,158 recorded in connection with the writedowns of assets held for sale and other charges. As a result of this charge, the Company's earnings for fiscal year 2001 were insufficient to cover its fixed charges, and an additional $187,844 in pretax earnings would have been required to eliminate the coverage deficiency. Excluding the charge, the early extinguishment of debt and the cumulative effect of the change in accounting principles, the Company's ratio of earnings to fixed charges would have been 2.21.

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During the periods presented the Company had no preferred stock outstanding.
Therefore, the ratio of earnings to combined fixed charges and preference dividends was the same as the ratio of earnings to fixed charges for each of the periods presented.